EXHIBIT 99.1

ARRANGEMENT AGREEMENT FIRST AMENDING AGREEMENT

THIS AGREEMENT is made this 2nd day of October, 2020,

BETWEEN:

NOMAD ROYALTY COMPANY LTD., a corporation continued under the federal laws of Canada

(the “Purchaser”)

- and -

CORAL GOLD RESOURCES LTD., a corporation existing under the laws of British Columbia

(the “Company”)

WHEREAS the Purchaser and the Company (together, the “Parties”) executed and delivered an arrangement agreement dated August 23, 2020 (the “Definitive Agreement”) that contemplated that the Parties would complete the Arrangement (as defined in the Definitive Agreement) pursuant to the terms and conditions of the Definitive Agreement;

AND WHEREAS the Parties desire to amend the Definitive Agreement in accordance with the terms and conditions of this arrangement agreement first amending agreement (this “Agreement”);

NOW THEREFORE, in consideration of the foregoing premises and the agreements, covenants, representations, warranties and indemnities hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

(a)	In this Agreement, unless something in the subject matter or the context is inconsistent therewith:

(i)	“Agreement” has the meaning set out in the recitals of this Agreement;

(ii)	“Definitive Agreement” has the meaning set out in the recitals of this Agreement; and

(iii)	“Parties” has the meaning set out in the recitals of this Agreement.

(b)	Capitalized terms not otherwise defined herein shall have the meaning set out in the Definitive Agreement.

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Section 1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

Section 1.3 Interpretation

In this Agreement, words importing the singular number include the plural and vice versa, and words importing any gender include all genders. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

Section 1.4 Entire Agreement

This Agreement, the agreements and other documents herein referred to and the Definitive Agreement, constitute the entire agreement between the Parties pertaining hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto. Except as expressly represented and warranted herein or in any other binding agreement relating hereto executed by the Parties after the date hereof, no Party shall be considered to have given any other express or implied representations or warranties, including without limitation as a result of oral or written statements or management or other presentations or memoranda.

ARTICLE 2

AMENDMENT

Section 2.1 Amendment for Court Application

Section 2.2(d) of the Definitive Agreement is hereby amended by deleting the words “within 28 days”, and inserting in their place, “within 48 days” for the Company to make the application for a hearing before the Court seeking the Interim Order.

Section 2.2 Plan of Arrangement

Section 4.4(f) of the Definitive Agreement is hereby amended to add after the words, “applying for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX of the Nomad Shares,” the following words, “and the Consideration Warrants”.

Section 2.3 Plan of Arrangement

The Plan of Arrangement is hereby amended by deleting Schedule A to the Definitive Agreement in its entirety and inserting in its place the Schedule A attached hereto.

Section 2.4 Effect of Amendment

(a)	The Definitive Agreement and this Agreement shall henceforth be read together and shall have the effect as if all the provisions of such agreements were contained in one instrument.

(b)	Other than the amendments to the Definitive Agreement as set forth in this Agreement, the Definitive Agreement shall remain unamended and in full force and effect.

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ARTICLE 3

GENERAL PROVISIONS

Section 3.1 Amendments

This Agreement may, at any time and from time to time prior to the Effective Time, be amended by mutual written agreement of the Parties hereto.

Section 3.2 Waiver

No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) or a future waiver of the same provisions, nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws.

Section 3.3 Further Assurances

Subject to the conditions herein provided, each Party agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Arrangement and this Agreement, including: (a) the execution and delivery of such documents as the other Party may reasonably require; and (b) obtaining such information, documents or consents required in connection with the preparation of the Company Circular, and using commercially reasonable efforts to obtain all necessary waivers, consents and approvals, and to effect all necessary registrations and filings, including, but not limited to, filings under Applicable Laws and submissions of information requested by Governmental Authorities. Each of the Parties shall cooperate in all reasonable respects with the other Parties in taking such actions.

Section 3.4 Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

Section 3.5 Binding Effect

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns, provided that this Agreement may not be assigned or novated by any Party without the prior written consent of the other.

Section 3.6 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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Section 3.7 Rules of Construction

The Parties to this Agreement waive the application of any applicable Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 3.8 Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CORAL GOLD RESOURCES LTD.

By:	/s/ “Nathan Harte”
Name: Nathan Harte
Title: Chief Financial Officer

NOMAD ROYALTY COMPANY LTD.

By:	/s/ “Vincent Metcalfe”
Name: Vincent Metcalfe
Title: Chief Executive Officer

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SCHEDULE A

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“affiliate” shall have the meaning ascribed thereto in the Securities Act (British Columbia);

“Amalco” means the successor corporation under the Amalgamation following the completion of the transactions contemplated under this Plan of Arrangement;

“Amalco Shares” means the common shares of Amalco;

“Amalgamation” shall have the meaning ascribed thereto in Section 3.1(d) ;

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms set forth in this Plan of Arrangement, as amended or varied from time to time in accordance with the terms of the Arrangement Agreement or Section 6.1 hereof or at the direction of the Court in the Final Order, with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated August 23, 2020 between the Purchaser, and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution approving the Arrangement to be considered and, if thought fit, passed by the Company Shareholders, such resolution to be considered at the Company Meeting and to be substantially in the form and content of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as promulgated or amended from time to time;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia are authorized or required by applicable law to be closed;

“Company” means Coral Gold Resources Ltd.;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Company Options” means, at any time, the outstanding options to acquire Company Shares granted pursuant to the Company Stock Option Plan, which are, at such time, outstanding and unexercised, whether or not vested;

“Company Shareholder” means a holder of one or more Company Shares;

“Company Shares” means the common shares of the Company, as currently constituted;

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“Company Stock Option Plan” means the stock option plan of the Company dated as of May 22, 2009 and last ratified and approved by the Company Shareholders on July 18, 2019, as amended;

“Consideration” means, together, the Share Consideration and Non-Share Consideration, being the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for each whole Company Share;

“Consideration Cash” means CAD$0.05 in cash per Company Share, being part of the Non-Share Consideration;

“Consideration Warrant” means one whole Nomad Share purchase warrant entitling the holder thereof to purchase one Nomad Share at a price equal to the Consideration Warrant Exercise Price, for a period of 24 months following the Effective Date, which warrant is exercisable (i) outside the United States by holders that are not U.S. Persons, or (ii) within the United States, by a holder that is a U.S. Person, if an exemption from registration under the U.S. Securities Act and state Securities Laws is available, and which warrant shall be transferable, subject to applicable Securities Laws; provided that if the daily volume weighted average trading price of the Nomad Shares on the Toronto Stock Exchange exceeds by 25% the Consideration Warrant Exercise Price for a period of 20 consecutive trading days, during the period from 12 months following the Effective Date until the expiry date of the Warrants, the Purchaser may give notice in writing to the holder of such Consideration Warrant that such Consideration Warrant shall expire on that day which is 30 days following such notice date unless exercised by the holders prior to such date;

“Consideration Warrant Exercise Price” means $1.71;

“Court” means the Supreme Court of British Columbia, or other court as applicable;

“Depositary” means any trust company, bank or financial institution agreed to in writing by each of the Purchaser and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“DRS” shall have the meaning ascribed thereto in Section 3.2;

“Effective Date” means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Nomad Shares and Consideration Warrant issuable as Consideration pursuant to the Arrangement, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“final proscription date” shall have the meaning ascribed thereto Section 5.5;

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“Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court to be issued following the application therefor submitted to the Court, in form and substance acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, and the required notice to the Company Shareholders of the hearing for the Final Order, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

“Nomad Shares” means the common shares in the capital of the Purchaser;

“Non-Share Consideration” means the Consideration Cash and 0.4 of a Consideration Warrant;

“Non-Share Consideration Fraction” means a fraction equal to the quotient obtained when (x) the sum of the Consideration Cash and $0.06, divided by (y) the sum of the Consideration Cash and $1.16;

“Parties” means the Company and the Purchaser and “Party” means any of them;

“Plan of Arrangement” means this plan of arrangement as amended, modified or supplemented in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement, with the consent of the Company and the Purchaser, each acting reasonably, or at the direction of the Court in the Final Order, with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Nomad Royalty Company Ltd.;

“Purchaser Subco” means 1268442 B.C. Ltd.;

“Purchaser Subco Shares” means the common shares of Purchaser Subco;

“Share Consideration” means 0.8 of a Nomad Share;

“Share Consideration Fraction” means 1 minus the Non-Share Consideration Fraction;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended form time to time;

“Transmittal Letter” means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

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1.3 Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8 Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon the Purchaser, the Company, Purchaser Subco, Amalco and the Company Shareholders.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

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ARTICLE 3

ARRANGEMENT

3.1 Arrangement

On the Effective Date, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	First, at the Effective Time, the following shall occur simultaneously:

(i)

a fraction of each Company Share (other than a Company Share held by a Dissenting Shareholder, but including Company Shares held by a Dissenting Shareholder who is ultimately found not to be entitled to be paid fair value for its Company Shares or a Company Share held by the Purchaser or any subsidiary of the Purchaser) that is equal to the Non-Share Consideration Fraction shall be deemed to be transferred to the Purchaser free and clear of all liens, claims and encumbrances and, in consideration therefor, the Purchaser shall issue the Non-Share Consideration for each such fraction of a Company Share, subject to Section 3.3 and Article 5, and: (i) the name of such holder shall be removed from the central securities register of the Company as a holder of such fraction of a Company Share; and (ii) the Purchaser shall be recorded as the registered holder of such fraction of a Company Share and shall be deemed to be the legal owner of such fraction of a Company Share; and

(ii)

a fraction of each Company Share (other than a Company Share held by a Dissenting Shareholder, but including Company Shares held by a Dissenting Shareholder who is ultimately found not to be entitled to be paid fair value for its Company Shares or a Company Share held by the Purchaser or any subsidiary of the Purchaser) that is equal to the Share Consideration Fraction shall be deemed to be transferred to the Purchaser free and clear of all liens, claims and encumbrances and, in consideration therefor, the Purchaser shall issue the Share Consideration for each such fraction of a Company Share, subject to Section 3.3 and Article 5, and: (i) the name of such holder shall be removed from the central securities register of the Company as a holder of such fraction of a Company Share; and (ii) the Purchaser shall be recorded as the registered holder of such fraction of a Company Share and shall be deemed to be the legal owner of such fraction of a Company Share.

(b)

Second, and five minutes after the Effective Time, all Company Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all liens, claims and encumbrances) to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Section 4.1, and

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as Company Shareholders other than the right to be paid the fair value for such Company Shares as set out in Section 4.1;

(ii)	the name of each such Dissenting Shareholder shall be removed as Company Shareholder, as applicable, from the registers of Company Shareholders, as applicable, maintained by or on behalf of Company in respect of such Company Shares; and

(iii)	the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of any liens, claims and encumbrances) and shall be entered in the registers of Company Shareholders maintained by or on behalf of Company.

(c)

Third, and ten minutes after the Effective Time, all Company Shares held by the Purchaser shall be transferred by the Purchaser to Purchaser Subco in exchange for one hundred (100) common shares of Purchaser Subco; and

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(d)

Fourth, and fifteen minutes after the Effective Time, the Company and Purchaser Subco shall be amalgamated with the same effect as if they were amalgamated under Section 269 of the BCBCA (the “Amalgamation”). For greater certainty, the legal existence of the Company shall not cease as a result of the Amalgamation and the Company shall survive the Amalgamation. On and after the Amalgamation:

(i)	without limiting the generality of Section 3.1(d) above, the Company and Purchaser Subco shall amalgamate and continue as one company, Amalco, under the terms and conditions prescribed in this Plan of Arrangement;

(ii)	the name of Amalco shall be “Coral Gold Resources Ltd.”;

(iii)	the initial registered office of Amalco will be the registered office of the Company;

(iv)	the directors of Amalco will be ● [NTD: Insert directors of the Company immediately before the Amalgamation];

(v)	there shall be no restrictions on the business Amalco may carry on or on the powers Amalco may exercise;

(vi)	the property, rights and interests of each of the Company and Purchaser Subco shall continue to be the property, rights and interests of Amalco, and, for greater certainty, the Amalgamation will not constitute a transfer or assignment of any rights or obligations of the Company or Purchaser Subco;

(vii)	Amalco shall continue to be liable for the obligations of each of the Company and Purchaser Subco, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts, of each of the Company and Purchaser Subco;

(viii)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either the Company or Purchaser Subco before the Amalgamation has become effective;

(ix)	a conviction against, or ruling, order or judgment in favour or against, the Company or Purchaser Subco shall be enforceable by or against Amalco;

(x)	the notice of articles and articles of Amalco shall be substantially in the form of the notice of articles and articles of the Company;

(xi)	each Company Share shall be cancelled, the name of Purchaser Subco removed from the central securities register of the Company as a holder of such Company Share, and Purchaser Subco shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to cancel such Company Share;

(xii)	each Purchaser Subco Share shall be exchanged for one Amalco Share; and

(xiii)	the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital (as such term is defined in the Tax Act) of the Purchaser Subco Shares immediately prior to the Amalgamation.

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The exchanges, conversions and cancellations provided for in this Section 3.1 will be deemed to occur at the above-mentioned times, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2 Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary the aggregate Consideration Cash and certificates or direct registration advice-statements (“DRS”) representing the Nomad Shares and Consideration Warrants required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of cheques or wire transfers representing the Consideration Cash and certificates or DRS advice-statements representing the Nomad Shares and Consideration Warrants to which they are entitled pursuant to Section 3.1.

3.3 Nomad Shares and Consideration Warrants

(a)	No fractional Nomad Shares and Consideration Warrants shall be issued to Former Company Shareholders. The number of Nomad Shares or Consideration Warrants to be issued to Former Company Shareholders shall be rounded down to the nearest whole Nomad Share or Consideration Warrant in the event that a Former Company Shareholder is entitled to a fractional share or fractional warrant representing less than a whole Nomad Share or Consideration Warrant, respectively; and

(b)	All Nomad Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA and all Consideration Warrants shall be validly granted.

ARTICLE 4

DISSENT RIGHTS

4.1 Dissent Rights

Pursuant to the Interim Order, registered Company Shareholders (other than the Purchaser and its affiliates) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Purchaser, free and clear of all liens, claims and encumbrances, as provided in Section 3.1(b) and if such Dissenting Shareholder:

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(a)

is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b)

ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non‐dissenting holder of Company Shares and shall be entitled to receive only the Non-Share Consideration contemplated by Section 3.1(a)(i) and the Share Consideration contemplated by Section 3.1(a)(ii) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights,

4.2  Recognition of Dissenting Shareholders

(a)

In no circumstances shall the Purchaser, the Company, Amalco or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.

(b)

For greater certainty, in no case shall the Purchaser, the Company, Amalco or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; and (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder’s Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1 Delivery of Consideration

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for the Consideration in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the BCBCA, the Securities Transfer Act (British Columbia) and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, certificates or DRS advice-statements representing the Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash that such holder is entitled to receive in accordance Section 3.1, less any amounts withheld pursuant to Section 5.4.

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5.2 Delivery of Consideration

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash that the holder of such certificate is entitled to receive in accordance with Section 3.1.

No holder of Company Sharesshall be entitled to receive any consideration or entitlement with respect to such Company Shares, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.3 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash comprising the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash is to be delivered shall, as a condition precedent to the delivery of such certificates or DRS advice-statements representing Nomad Shares and Consideration Warrants and cheques or wire transfers representing the Consideration Cash, give a bond satisfactory to the Purchaser and the Depositary in such amount as the Purchaser and the Depositary may direct, or otherwise indemnify the Purchaser and the Depositary in a manner satisfactory to the Purchaser and the Depositary, against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

5.4 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Nomad Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Nomad Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Nomad Shares.

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5.5 Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold, from any amounts payable or otherwise deliverable to any person, including any Company Shareholder, under this Plan of Arrangement and from all dividends or other distributions otherwise payable to any person, including any Former Company Shareholder, such amounts as the Purchaser, the Company or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Without limiting the foregoing, any statutorily required withholding obligation with regard to any Company Shareholder, or any other person pursuant to this Plan of Arrangement may be satisfied by selling on such person's behalf a portion of the Nomad Shares and Consideration Warrants to be delivered.

The Purchaser, the Company and the Depositary are hereby authorized to sell or otherwise dispose of such portion of any share or other security otherwise issuable to such person as is necessary to provide sufficient funds to the Purchaser, the Company or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Purchaser, the Company or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. Notwithstanding the foregoing, the Purchaser, and the Company, as applicable, shall not withhold shares where such person to whom such shares would otherwise be delivered has made arrangements to satisfy any withholding taxes, in advance, to the satisfaction of the Purchaser, and the Company, as applicable.

5.6 Final Proscription Date

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the “final proscription date”), then (i) the Nomad Shares and Consideration Warrants that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Nomad Shares and Consideration Warrants shall be delivered to the Purchaser by the Depositary and the share certificates and warrant certificates shall be cancelled by the Purchaser, (ii) such Former Company Shareholder will be deemed to have donated and forfeited to the Purchaser or its successor any Consideration Cash held by the Depositary in trust for such Former Company Shareholder that such Former Company Shareholder was entitled to receive; and the interest of the Former Company Shareholder in any Consideration that such Former Company Shareholder was entitled to receive shall be terminated as of such final proscription date. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the date that is six years after the Effective Date, and any right or claim to payment hereunder that remains outstanding on or before the date that is six years after the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration Cash pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

5.7 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, claims and encumbrances or other claims of third parties of any kind.

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5.8 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

AMENDMENTS

6.1       Amendments to Plan of Arrangement

The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Purchaser and the Company, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that the Purchaser shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former Company Shareholder, and such amendments, modifications or supplements need not be filed with the Court or communicated to the Former Company Shareholders.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company; and (ii) if required by the Court, it is consented to by the Company Shareholders voting in the manner directed by the Court.

ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Purchaser and the Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 8

U.S. SECURITIES LAW MATTERS

8.1 U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Nomad Shares and Consideration Warrants to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

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